File No. 812-15600

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND

GEMCORP CAPITAL ADVISORS LLC

12 East 49th Street, 18th Floor

New York, New York 10017

1-646-979-8494

GEMCORP CAPITAL MANAGEMENT LIMITED

GEMCORP FUND I LIMITED; GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS;
GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED

2nd Floor, 1 New Burlington Place

London W1S 2HR

United Kingdom

GEMCORP COMMODITIES TRADING SA

Rue de la Tour-Maîtresse 4,

CH-1204

Geneva, Switzerland

GEMCORP COMMODITIES GLOBAL DMCC

Unit No: 1403 Mazaya Business Avenue BB1

Plot No: JLTE-PH2-BB1

Jumeirah Lakes Towers

Dubai UAE

AMENDMENT NO. 4 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER
THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Sophia Maudslay

Gemcorp Capital Management Limited

2nd Floor, 1 New Burlington Place

London W1S 2HR

United Kingdom

Telephone: +44 (0)7974 868 344

Email: smaudslay@gemcorp.com

Copies to:

George M. Silfen

Tel: (212) 905-9106

Email: george.silfen@alston.com

Alston & Bird LLP

90 Park Avenue

New York, NY 10016

July 25, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF GEMCORP
COMMODITIES ALTERNATIVE
PRODUCTS FUND, GEMCORP
CAPITAL ADVISORS LLC, GEMCORP
CAPITAL MANAGEMENT LIMITED,
GEMCORP FUND I LIMITED,
GEMCORP MULTI STRATEGY
MASTER FUND SICAV SCS,
GEMCORP STRATEGIC CAPITAL
SOLUTIONS FUND II LIMITED,
GEMCORP COMMODITIES
TRADING SA, AND GEMCORP
COMMODITIES GLOBAL DMCC

File No. 812-15600

: : : : : : : : : : : : : : : : : : : : : : :	AMENDMENT NO. 4 TO THE
APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 17(d) AND
57(i) OF THE INVESTMENT COMPANY
ACT OF 1940 AND RULE 17d-1 UNDER
THE INVESTMENT COMPANY ACT OF
1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTIONS 17(d) AND
57(a)(4) OF AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Gemcorp Commodities Alternative Products Fund, a non-diversified, closed-end management investment company registered under the 1940 Act (“GEMX” or the “Existing Regulated Fund”);

1Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	Gemcorp Capital Advisors LLC (“Gemcorp Capital Advisors”), the investment adviser to GEMX, on behalf of itself and its successors[2];
•	Gemcorp Capital Management Limited (“Gemcorp Capital Management”), a UK entity regulated by the Financial Conduct Authority, is the investment adviser to the Existing Affiliated Funds (as defined below), on behalf of itself and its successors;
•	Gemcorp Commodities Trading SA and Gemcorp Commodities Global DMCC that may, from time to time, hold various financial assets in a principal capacity and that currently intend to participate in the co-investment program (in such capacity, the “Existing Gemcorp Proprietary Accounts”); and
•	Gemcorp Fund I Limited; Gemcorp Multi Strategy Master Fund SICAV SCS; Gemcorp Strategic Capital Solutions Fund II Limited each of which is an entity whose investment adviser is or will be Gemcorp Capital Management and that would be an investment company but for Section 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Funds” and together with GEMX, Gemcorp Capital Advisors, Gemcorp Capital Management, and the Existing Gemcorp Proprietary Accounts, the “Applicants”).

2The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3 and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”6 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.7

II.	GENERAL DESCRIPTION OF THE APPLICANTS
A.	GEMX

GEMX, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 27, 2024. GEMX is an externally managed, diversified, closed-end management investment

3Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

4Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

5“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

6“Adviser” means Gemcorp Capital Advisors, Gemcorp Capital Management and any other investment adviser controlling, controlled by, or under common control with Gemcorp Capital Advisors and/or Gemcorp Capital Management. The term “Adviser” also includes any internally-managed Regulated Fund.

7See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995). All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

company that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. GEMX intends to qualify annually as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. GEMX’s principal place of business is 12 East 49th Street, 18th Floor, New York, New York 10017.

GEMX’s investment objective is to provide risk-adjusted returns across various market cycles. GEMX has a three-member board (the “GEMX Board”) of which two members are not “interested” persons of GEMX within the meaning of Section 2(a)(19) of the Act.8

B.	The Existing Affiliated Funds

Each Existing Affiliated Fund is an externally managed entity whose investment adviser is Gemcorp Capital Management and that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.9

C.	The Existing Gemcorp Proprietary Accounts

The Existing Gemcorp Proprietary Accounts are organized as companies under the laws of the country of Switzerland and the DMCC (Dubai). Each Existing Gemcorp Proprietary Account is an affiliate of the Adviser. The Existing Gemcorp Proprietary Accounts will hold various financial assets in a principal capacity and are not Advisers.

D.	Gemcorp Capital Advisors

Gemcorp Capital Advisors, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. Gemcorp Capital Advisors is an indirect, wholly-owned subsidiary of Gemcorp Group Limited. Gemcorp Capital Advisors serves as the investment adviser to GEMX and manages GEMX’s portfolio in accordance with its objectives and strategies. Gemcorp Capital Advisor’s address is 12 East 49th Street, 18th Floor, New York, NY 10017.

E.	Gemcorp Capital Management

Gemcorp Capital Management is organized as a private limited company under the laws of England and Wales. Gemcorp Capital Management is an indirect, wholly-owned subsidiary of Gemcorp Group Limited. Gemcorp Capital Management is registered with the Financial Conduct Authority and serves as investment adviser to the Existing Affiliated Funds. Gemcorp Capital Management’s address is 2nd Floor, 1 New Burlington Place, London W1S 2HR, United Kingdom.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated

8The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

9In the future, each of the Existing Affiliated Funds may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Gemcorp Capital Advisors and Gemcorp Capital Management are both indirect, wholly-owned subsidiaries of Gemcorp Group Limited, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to Gemcorp Capital Advisors and Gemcorp Capital Management, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised

10Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Gemcorp Capital Advisors, Gemcorp Capital Management, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.

Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2.

Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.

Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be

11Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

12Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

13Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4.

No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.

Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6.

Dispositions:

(a)

Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)

Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate

14Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

15Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

16The Affiliated Entities may adopt shared Co-Investment Policies.

17“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7.

Board Oversight

(a)

Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.

Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9.

In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

18“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

19If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

20See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order);  BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS
A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Sophia Maudslay

Gemcorp Capital Management Limited

2nd Floor, 1 New Burlington Place

London W1S 2HR

United Kingdom

Telephone: +44 (0)7974 868 344

Email: smaudslay@gemcorp.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

George M. Silfen

Tel: (212) 905-9106

Email: george.silfen@alston.com

Alston & Bird LLP

90 Park Avenue

New York, NY 10016

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that the Existing Regulated Fund and Existing Affiliated Funds have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of July, 2025.

GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND
By:	/s/ Ahmad Al-Sati
Name:	Ahmad Al-Sati
Title:	Trustee

GEMCORP FUND I LIMITED, GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS, GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED

By: GEMCORP CAPITAL MANAGEMENT LIMITED, its investment adviser
By:	/s/ Yuri Baidoukov
Name:	Yuri Baidoukov
Title:	Director

GEMCORP COMMODITIES TRADING SA
By:	/s/ Raj Shivhare
Name:	Raj Shivhare
Title:	Director

GEMCORP COMMODITIES GLOBAL DMCC
By:	/s/ Peter Litvin
Name:	Peter Litvin
Title:	Director

GEMCORP CAPITAL ADVISORS LLC
By:	/s/ Ahmad Al-Sati
Name:	Ahmad Al-Sati
Title:	President

GEMCORP CAPITAL MANAGEMENT LIMITED
By:	/s/ Yuri Baidoukov
Name:	Yuri Baidoukov
Title:	Director

EXHIBIT A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the Investment
Company Act of 1940 for an Order of the Commission

Each undersigned states that he or she has duly executed the attached Application for an order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated July 25, 2025 for and on behalf of, as applicable, Gemcorp Commodities Alternative Products Fund, Gemcorp Fund I Limited, Gemcorp Multi Strategy Master Fund SICAV SCS, Gemcorp Strategic Capital Solutions Fund II Limited, Gemcorp Commodities Trading SA, Gemcorp Commodities Global DMCC, Gemcorp Capital Advisors LLC, and Gemcorp Capital Management Limited, and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief. Dated: July 25, 2025

GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND

By:	/s/ Ahmad Al-Sati
Name:	Ahmad Al-Sati
Title:	Trustee

GEMCORP FUND I LIMITED, GEMCORP MULTI STRATEGY MASTER FUND SICAV SCS, GEMCORP STRATEGIC CAPITAL SOLUTIONS FUND II LIMITED

By: GEMCORP CAPITAL MANAGEMENT LIMITED, its investment adviser

By:	/s/ Yuri Baidoukov
Name:	Yuri Baidoukov
Title:	Director

GEMCORP COMMODITIES TRADING SA

By:	/s/ Raj Shivhare
Name:	Raj Shivhare
Title:	Director

GEMCORP COMMODITIES GLOBAL DMCC

By:	/s/ Peter Litvin
Name:	Peter Litvin
Title:	Director

GEMCORP CAPITAL ADVISORS LLC

By:	/s/ Ahmad Al-Sati
Name:	Ahmad Al-Sati
Title:	President

GEMCORP CAPITAL MANAGEMENT LIMITED

By:	/s/ Yuri Baidoukov
Name:	Yuri Baidoukov
Title:	Director

EXHIBIT B

Resolutions of the Board of Trustees of Gemcorp Commodities Alternative Products Fund

WHEREAS, The Board believes it is in the best interests of the Fund to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the Principal Executive Officer and Chief Compliance Officer of the Fund (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Adopted on May 5, 2025